RMS

18007048

Washington, D.C. ...

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 65566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicol Investors Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Executive Park
(No. and Street)

Granite City (City) Illinois (State) 62040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Campbell 973-727-7379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCoy & Associates, LLC
(Name – *if individual, state last, first, middle name*)

16 Emerald Terrace (Address) Swansea (City) IL (State) 62226 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Kevin G. Nicol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicol Investors Corporation, as of December, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
AMANDA MAY
NOTARY PUBLIC — STATE OF ILLINOIS
MY COMMISSION EXPIRES OCT. 25, 2021

Signature

President, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOL INVESTORS CORPORATION

Financial Statements and Supplementary Information
With Report of Registered Independent Auditors

Year ended December 31, 2017

NICOL INVESTORS CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2017

CONTENTS

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Nicol Investors Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nicol Investors Corporation (the Company) as of December 31, 2017 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III we evaluated whether the information in Schedules I, II, and III, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 27, 2018

NICOL INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	75,659
Commissions receivable		83,631
Prepaid expenses and other assets		18,811
Property and equipment, net of accumulated depreciation of $ 27,321		1,935
TOTAL ASSETS	$	180,036

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable	$	68,199
Dues collected in advance		30,866
Other accrued expenses		7,267
Total Liabilities		106,332
Stockholder's Equity:		
Common stock, $0.25 par value, authorized 400,000 shares, 168,952 shares issued and outstanding		42,238
Additional paid-in capital		206,162
Retained earnings		(174,696)
Total stockholder's equity		73,704
LIABILITIES AND STOCKHOLDER'S EQUITY	$	180,036

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF OPERATIONS
Year Ended December 31, 2017

Revenues:		
Commissions	$	1,075,149
Other income		40,637
Total Revenues		1,115,786
Expenses:		
Commissions and other compensation expense		968,235
Occupancy & equipment		34,367
Professional fees		41,582
General and administrative		43,574
Communications and IT expense		22,651
Regulatory expenses		6,483
Total Expenses		1,116,892
NET INCOME	$	(1,106)

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2017

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE AT JANUARY 1, 2017	168,952	$ 42,238	$ 206,162	$ (173,590)	$ 74,810
Net income (loss)	-	-	-	(1,106)	(1,106)
BALANCE AT DECEMBER 31, 2017	168,952	$ 42,238	$ 206,162	$ (174,696)	$ 73,704

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,106)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,758
(Increase) decrease in operating assets:		
Commissions receivable		(9,081)
Deposits with clearing organizations		12,501
Prepaid expenses and other assets		(4,283)
Increase (decrease) in operating liabilities:		
Commissions payable		8,021
Accrued expenses		1,237
Dues collected in advance		5,748
NET CASH PROVIDED BY OPERATING ACTIVITIES		15,795
NET INCREASE IN CASH		15,795
CASH AT BEGINNING OF YEAR		59,864
CASH AT END OF YEAR	$	75,659
CASH PAID DURING THE YEAR FOR:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Nicol Investors Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc. ("the Holding Company").

The Company offers mutual funds and variable annuity contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forward all funds and securities received and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-1 under the Securities Exchange Act of 1934.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2017, management considers all commissions receivable as collectible; therefore, an allowance for uncollectible amounts is not necessary.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2017 was $2,758.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Dues Collected in Advance

Dues collected in advance represent monies collected upfront by the company during the current year from their registered associates for various dues and licensing fees related to 2017. The Company charges a small administrative fee which is recorded as other income when earned.

Income Taxes

The Company has elected to be taxes under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for federal income taxes on taxable income.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Subsequent Events

Management's review of subsequent events was through February 27, 2018, which is the date the financial statements were available to be issued.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3/% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2017, the Company had Net Capital of $ 41,192 which was $35,104 in excess of its required Net Capital of $6,088. The Company's ratio of aggregate indebtedness to net capital was 2.22 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with DST Market Services.

NOTE D – RELATED PARTIES

The Company had the following related party transactions during 2017. Related parties include stockholders who own greater that 5% of the Holding Company's common stock:

Commission expense	$ 391,493
Occupancy expense	$ 27,200
Salaries and professional fees	$ 2,600
Administrative expenses	$ 1,250

Commissions payable to related parties at December 31, 2017 totaled $23,962 and has been included in the accompanying statement of financial condition.

NOTE E – SIPC ANNUAL ASSESSMENT

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

SUPPLEMENTARY INFORMATION

NICOL INVESTORS CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

Net Capital	
Total stockholder's equity	$ 73,704
Deductions/charges:	
Non-allowable assets:	
Prepaid expenses	18,811
Commissions receivable, net	15,432
Property and equipment	1,935
Net Capital	$ 37,526
Aggregate Indebtedness	
Items included in statement of financial condition:	
Commissions payable	$ 68,199
Accrued expenses	7,267
Dues collected in advance	30,866
Total Aggregate Indebtedness	$ 106,332
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement	$ 5,000
Minimum net capital required – percentage of aggregate indebtedness	$ 7,092
Excess net capital	$ 30,236
Ratio of aggregate indebtedness to net capital	2.85 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Nicol Investors Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2017.

NICOL INVESTORS CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

The Company operates on a fully-disclosed basis under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-1 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determinations of Reserve Requirements" under the rule has been provided.

NICOL INVESTORS CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker, Accordingly, the Company claims exemption to SEC Rule 15c3-1 pursuant to Paragraph (k)(2)(ii) and therefore no "Information for Possession or Control Requirements" under that rule has been provided.